Exhibit 99.1

SAMFINE CREATION HOLDINGS GROUP LIMITED

Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon

Hong Kong

PROXY STATEMENT AND NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	April 25, 2025
Samfine Creation Holdings Group Limited	Hong Kong

Dear Shareholders:

You are cordially invited to attend the extraordinary general meeting of the shareholders of Samfine Creation Holdings Group Limited (the “Company”), which will be held at 10:00 a.m. (EDT), on May 13, 2025 (the “Extraordinary General Meeting”). The Extraordinary General Meeting will be held at Basement Auditorium, Building 1, Xinghui Industrial Zone, No. 12 Shunyi Road, Liaokeng New Village, Shiyan Street, Bao’an District, Shenzhen, the People’s Republic of China. Shareholders will be able to attend the meeting in-person and vote.

The matters to be acted upon at the Extraordinary General Meeting are described in the Proxy Statement and Notice of Extraordinary General Meeting of Shareholders.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE EXTRAORDINARY GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE EXTRAORDINARY GENERAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors SAMFINE CREATION HOLDINGS GROUP LIMITED

/s/ Wing Wah Cheng, Wayne
Wing Wah Cheng, Wayne
Chairman of the Board, Executive Director and Chief Executive Officer

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
SAMFINE CREATION HOLDINGS GROUP LIMITED

(THE “COMPANY”)

TIME:	10:00 a.m (EDT), on May 13, 2025

PLACE:	Basement Auditorium, Building 1, Xinghui Industrial Zone, No. 12 Shunyi Road, Liaokeng New Village, Shiyan Street, Bao’an District, Shenzhen, the People’s Republic of China

ITEMS OF BUSINESS:

PROPOSAL:
As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as special resolutions:

	1.	“That:

	(a)	the re-designation and re-classification of all of the 800,000,000 shares of a par value US$0.0000625 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 791,000,000 class A ordinary shares of a par value US$0.0000625 each (the “Class A Ordinary Shares”) and 9,000,000 class B ordinary shares of a par value US$0.0000625 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into USD50,000.00 divided into 791,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 9,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (the “Share Re-Designation”);

	(b)	upon the Share Re-Designation becoming effective, the currently issued 20,300,000 shares of a par value US$0.0000625 each in the Company be and are hereby re-designated and re-classified into 11,300,000 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 9,000,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as follows:

Name of Shareholder	Number of Existing Shares held	Number of Class A Ordinary Shares to be held upon the Share Re-Designation becoming effective	Number of Class B Ordinary Shares to be held upon the Share Re-Designation becoming effective
CHENG WING WAH, WAYNE	14,203,600	5,203,600	9,000,000
CEDE & CO	6,096,400	6,096,400	0

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

2.	“That upon the Share Re-Designation becoming effective, :

(a)	the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(b)	the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialled by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

WHO MAY VOTE:	You may vote if you were a shareholder of record on April 11, 2025.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about April 25, 2025.

By order of the Board of Directors SAMFINE CREATION HOLDINGS GROUP LIMITED

/s/ Wing Wah Cheng, Wayne
Wing Wah Cheng, Wayne
Chairman of the Board, Executive Director and Chief Executive Officer

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following proposal (the “Proposal”):

1.	To approve, as a special resolution, that

(a)	the re-designation and re-classification of all 800,000,000 shares of a par value US$0.0000625 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 791,000,000 class A ordinary shares of a par value US$0.0000625 each (the “Class A Ordinary Shares”) and 9,000,000 class B ordinary shares of a par value US$0.0000625 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-classified and re-designated into USD50,000.00 divided into 791,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 9,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (“Share Re-Designation”);

(b)	upon the Share Re-Designation becoming effective, the currently issued 20,300,000 shares of a par value US$0.0000625 each in the Company be and are hereby re-designated and re-classified into 11,300,000 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 9,000,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the notice of Extraordinary General Meeting of shareholders of the Company dated April 25 2025; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

2.	To approve, as a special resolution, that upon the Share Re-Designation becoming effective:

(a)	the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(b)	the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on April 11, 2025, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of April 11, 2025, we had 20,300,000 ordinary shares issued and outstanding.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, VStock Transfer LLC, you are a “Shareholder of Record” who may vote at the Extraordinary General Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Extraordinary General Meeting. Whether or not you plan to attend the Extraordinary General Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Extraordinary General Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Extraordinary General Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Extraordinary General Meeting.

How do I vote before the Extraordinary General Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1) by Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2) by mail, by completing, signing, and returning the enclosed proxy card; or

(3) during the Extraordinary General Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Extraordinary General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting at which the person named in such instrument proposes to vote, (2) voting again over the Internet prior to the time of the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker, or (3) voting at the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” the proposal(s) concerned in accordance with the best judgment of the named proxies on any other matters properly brought before the Extraordinary General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Extraordinary General Meeting?

Your shares are counted as present at the Extraordinary General Meeting if you attend the Extraordinary General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Extraordinary General Meeting, at the commencement of the Extraordinary General Meeting, there are present in person or by proxy not less than fifty per cent (50%) of the votes of our outstanding ordinary shares as of April 11, 2025. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Extraordinary General Meeting. If a quorum is not present or represented, the chairman of the Extraordinary General Meeting may adjourn the Extraordinary General Meeting from time to time, without notice other than announcement at the Extraordinary General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

The Proposal requires affirmative (“FOR”) votes of a majority of not less than two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Extraordinary General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Extraordinary General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Extraordinary General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the Nasdaq, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Extraordinary General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposals One, Three, Four or Five because each is considered a non-routine matter. Proposal Two is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal Two, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Extraordinary General Meeting.

PROPOSAL

General

1.	To approve, as a special resolution, that

(a)	the re-designation and re-classification of all 800,000,000 shares of a par value US$0.0000625 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 791,000,000 class A ordinary shares of a par value US$0.0000625 each (the “Class A Ordinary Shares”) and 9,000,000 class B ordinary shares of a par value US$0.0000625 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-classified and re-designated into USD50,000.00 divided into 791,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 9,000,000 Class B Ordinary Shares, each entitled to twenty (20) votes (“Share Re-Designation”);

(b)	upon the Share Re-Designation becoming effective, the currently issued 20,300,000 shares of a par value US$0.0000625 each in the Company be and are hereby re-designated and re-classified into 11,300,000 Class A Ordinary Shares with 1 vote per Class A Ordinary Share and 9,000,000 Class B Ordinary Shares with 20 votes per Class B Ordinary Share on a one for one basis as set out in the notice of Extraordinary General Meeting of shareholders of the Company dated April 25 2025; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

2.	To approve, as a special resolution, that upon the Share Re-Designation becoming effective,:

(a)	the proposed amendments to the amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(b)	the second amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(c)	any director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.”

Potential Effects and reasons for the proposal

Other than the fact that the share capital of the Company will be changed from Ordinary Shares to Class A Ordinary Shares and Class B Ordinary Shares, the proposed re-designation and re-classification will not affect in any way the validity or transferability of share certificates in respect of the Class A Ordinary Shares issued and outstanding or the trading of the Company’s shares on the Nasdaq Capital Market.

Holders of Class A Ordinary shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Following effectiveness of the proposed re-designation and re-classification, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Shares is convertible into one Class A Ordinary Share at any time at the option of the holder thereof.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of Ordinary Shares. However, the availability of additional shares of Class A Ordinary Shares for issuance could be used for various purposes including: (i) raising capital, if we have an appropriate opportunity, through offerings of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares; (ii) expanding our business through potential mergers and acquisitions through issuance of Class A Ordinary Shares or securities that are convertible into Class A Ordinary Shares as consideration; and (iii) providing equity incentives to attract and retain key employees, officers or consultants of the Company.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Extraordinary General Meeting or other information related to the proxy solicitation, you may contact the Company at +852 3589 1500.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

 Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Samfine Creation Holdings Group Limited, Flat B, 8/F, Block 4, Kwun Tong Industrial Centre, 436-446 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

April 25, 2025	By order of the Board of Directors SAMFINE CREATION HOLDINGS GROUP LIMITED

/s/ Wing Wah Cheng, Wayne
Wing Wah Cheng, Wayne
Chairman of the Board, Executive Director and Chief Executive Officer